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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70862

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/04/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAMEOF FIRM: NORTLOV SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

619 Waterford Lane
(No. and Street)

McDonough	Georgia	30253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joquinn Sadler	678-679-8638	jtsadler@nortlovsecurities.com
(Name)	(Area Code–Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Ste 130	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JOQUINN SADLER_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __NORTLOV SECURITIES LLC_____, as of __12/31_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Notary Public

Title: _____
CEO

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Nortlov Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Period May 4, 2023 (FINRA approval) through December 31, 2023

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Nortlov Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nortlov Securities, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the period May 4, 2023 through December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nortlov Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the period May 4 through December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nortlov Securities, LLC's management. Our responsibility is to express an opinion on Nortlov Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nortlov Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Nortlov Securities, LLC's financial statements. The supplemental information is the responsibility of Nortlov Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Nortlov Securities, LLC's auditor since 2023.

Maitland, Florida

February 7, 2024

Nortlov Securities, LLC
Financial Statements
Statement of Financial Condition
For the period ended December 31, 2023

ASSETS		
Cash	$	44,225
Deposits with brokers, dealers and clearing organizations		10,000
Prepaid deposits and expenses		2,025
TOTAL ASSETS	$	56,250
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to related parties		1,983
Accounts payable, accrued expenses and other liabilities		3,027
TOTAL LIABILITIES	$	5,010
MEMBER'S EQUITY		51,240
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	56,250

The accompanying notes are an integral part of these financial statements.

Nortlov Securities, LLC
Statement of Operations
For the period May 4, 2023 (FINRA approval) through December 31, 2023

REVENUE	
Interest revenue	$ 788
Total revenue	788
EXPENSES	
Professional fees	15,200
Regulatory fees	6,198
Occupancy	1,983
Communications, data, and technology	1,713
Other expenses	840
Total expenses	25,934
NET LOSS	$ (25,146)

The accompanying notes are an integral part of these financial statements.

Nortlov Securities, LLC
Statement of Cash Flows
For the period May 4, 2023 (FINRA approval) through December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(25,146)
Adjustments to reconcile net income to net cash provided by operating activities		
Deposits with brokers, dealers and clearing organizations		(10,000)
Prepaid deposits and expenses		3,632
Due to related parties		1,983
Accounts payable, accrued expenses and other liabilities		3,027
Net cash used in operating activities		(26,504)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		25,699
Net cash provided by financing activities		25,699
NET DECREASE IN CASH		(805)
CASH AT BEGINNING OF THE YEAR		45,030
CASH BALANCE AT THE END OF YEAR	$	44,225
SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITY		
Non-cash contribution of operating expenses	$	349

The accompanying notes are an integral part of these financial statements.

Nortlov Securities, LLC
Statement of Changes in Member's Equity
For the period May 4, 2023 (FINRA approval) through December 31, 2023

BALANCE AT MAY 4, 2023	$	50,687
Capital contributions		25,699
Net loss		(25,146)
BALANCE AT DECEMBER 31, 2023	$	51,240

Nortlov Securities, LLC
Footnotes to Financial Statements
For the period May 4, 2023 (FINRA approval) through December 31, 2023

---

1. **Organization and Nature of Business**

Nortlov Securities, LLC (the Company) was established as a Delaware Limited Liability Company in January 2022 and achieved registration as a broker-dealer with the Securities and Exchange Commission (SEC) and membership in the Financial Industry Regulatory Authority (FINRA) in May 2023. The ownership structure of the Company involves two parent entities, namely IBIS Compliance & Financial Services, LLC and Nortlov Group. IBIS Compliance & Financial Services maintains a controlling interest of 98% in the Company, while Nortlov Group holds the remaining 2% ownership.

The Company functions as a general securities broker-dealer, engaging in the execution and clearing of transactions and managing client asset custody predominantly through Interactive Brokers, LLC (IB) as the clearing broker. The Company operates as an introducing broker-dealer; therefore, abstains from maintaining customer accounts or undertaking custodial responsibilities associated with customer securities.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2023 and is not necessarily indicative of the results for any future period.

Use of Estimates

In accordance with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2023 financial statements.

Deposits with Brokers, Dealers and Clearing Organizations

The Company maintains a fully-disclosed clearing agreement with Interactive Brokers, LLC (IB). The deposit with IB consist of cash collateral, providing the Company with clearance and settlement of security transaction services for the initial 8 months following the initial date of deposit, June 6, 2023. Subsequently, any outstanding balance is to be designated for payment to IB as a maintenance fee. The deposit is treated as a non-allowable asset in the Company's net capital computation.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provision of the ASC 740 as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction and does not have any carry forward losses or deferred tax assets.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Revenue

The Company has entered into a clearing agreement with a clearing broker whereby it introduces customers and receives revenue. Customers enter into a customer agreement with the clearing broker which establishes the terms under which the customer agrees to compensate the parties for transactions provided, including the purchase and sale of financial products and fees for account maintenance. The transaction price is determined by the market and may include a commission or markup ("transaction fees") added by the Company. The Company or clearing affiliate may charge/earn fees for margin lending, balances held, and sundry services ("other services"), as set forth in the customer agreement, which fees may be shared with the Company. All services are satisfied, and transaction and other fees are recognized, on the transaction date; the date in which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession has occurred and transferred, and other transaction services have been provided.

Investment Company Shares and Insurance-based Product Commission Revenue

The Company may from time to time enter into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives revenue from the sale of shares, which are sold via application ("subscription-way") or subsequently via direct deposit by a customer into their account. Subscription agreements are included within the fund prospectus and establish the commissions paid by the customer. The Company's obligation is to broker the sale and, in instances when the Company receives a check from the customer for the purchase of shares, to forward the customer's check to the fund's sponsor ("sponsor"), at which time the Company has met its performance obligation and recognizes revenue. Customers may make investments directly with the Sponsor, in which case the Company has no performance obligation and recognizes revenue when notified of the transaction and date by the Sponsor.

12b-1 Service Fee Revenue

The Company may occasionally establish one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor. The Company meets its performance obligation by servicing the customer. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time 12b-1 service fee revenue is recognized.

Private Placement Revenue

The Company may enter into an agreement directly with a company to sell their securities in an unregistered offering (private placement), or the Company may enter into a selling agreement with another broker-dealer ("syndicate manager") to participate in the sale of unregistered offerings, in either instance, the Company's obligation is to find investors to purchase the company's securities.

The Company may receive a retainer for upfront costs and expenses, which, if received unconditionally and non-refundable, will be recognized as revenue upon execution of the agreement, otherwise such revenue will be recorded only after the Company has met all agreed-upon conditions. The Company receives revenue based upon a percentage of the amount of capital raised, which may also include a success fee, as set forth in the underwriting agreement between the two companies or the Company and the syndicate manager. If the unregistered offering has no conditions other than acceptance by the Company of the investment, the Company will recognize revenue when the company accepts the investment. In offerings where conditions exist, the Company will recognize revenue only after all conditions have been fully satisfied and the company has accepted the investment. Where the Company is paid commissions and/or fees that are subject to reclamation, such revenue is recorded as deferred until such time as all reclamation provisions have been fully satisfied.

Interest Revenue

The company acknowledges interest income when it earns revenue from its interest-bearing assets, like cash deposits held with banks. As interest is earned, it is recorded in the financial statements and is disclosed in the Statement of Operations.

Fair Value Measurements

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas hierarchy consists of three levels:

Level 1 – Financial instruments in Level 1 are highly liquid instruments valued using unadjusted quote prices in active markets for identical assets or liabilities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (prices for similar instruments).

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgement or estimates and are generally valued using discounted cash flow techniques.

3. **Deposits with Brokers, Dealers and Clearing Organizations**

As of December 31, 2023, the Company had $10,000 on deposit with Interactive Brokers, LLC. This amount is disclosed in the Statement of Financial Condition.

4. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses signify advance payments made for forthcoming goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2023, the Company's prepaid deposits and expenses amounted to $2,025 and this figure is disclosed in the Statement of Financial Condition.

5. **Related Parties**

The Company has engaged in an expense sharing arrangement, receiving a monthly allocation of occupancy expenses incurred by the Member on its behalf. In the year 2023, the Company documented expenses totaling $1,983 under this agreement, which includes a provision for rent. Specifically, the recorded rent expense related to the shared agreement with the Member amounted to $1,587. The agreement is considered month-to-month until and is subject to termination by either party. As of December 31, 2023, the Company had an outstanding obligation of $1,983 to related parties as per the terms of this agreement, and this amount is disclosed in the Statement of Financial Condition.

6. **Professional Service Fees**

In the reporting period, the company incurred fees for professional services provided by individuals with specialized skills, expertise, knowledge and licensing. These services, including those offered by consultants, accountants, and other professionals, are essential for the effective operation of the business. The fees disclosed in the financial statements represent compensation for the time, knowledge, and efforts expended in delivering specific services crucial to the company's operations and strategic initiatives.

Professional service fees		
Audit	$	2,400
Finop and accounting services		8,743
Outsourced consulting		4,057
Total professional services fees	$	15,200

7. **Net Capital Requirements**

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 800% or 8:1 during the first year of operations. At December 31, 2023, the Company had net capital of $39,215 which was $34,215 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 12.78%.

Reserve Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Additionally, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2023, without exception.

8. Subordinated Liabilities

As of December 31, 2023, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period ended December 31, 2023.

9. Restrictions on Contributed Capital

During the reporting period, the Company received capital contributions of $25,699 from the Parent, $349 of which was a non-cash contribution, supplemented by an additional $10,751 contributed prior to regulatory approval. As per regulatory guidelines, no equity capital from the Company can be withdrawn within one year from its contribution date, unless otherwise authorized in writing by FINRA. The restriction of withdrawal of contributions made to the Company in 2023, totaling $36,450, are scheduled to expire in 2024 as follows: $10,035 in February, $716 in March, $18,700 in May, $2,349 in June, $2,050 in July, $1,400 in August and $1,200 in September; nevertheless, the Company retains the authority to withdraw profits earned during this restricted timeframe.

10. Risks and Uncertainties

Cash

Cash is securely held in an account at a depository bank, with the additional safeguard of being insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. This insurance coverage ensures that, in the event of unforeseen circumstances or financial challenges faced by the depository bank, the company is protected up to the specified limit. As of December 31, 2023, the cash on deposit remained within the FDIC-insured limit, mitigating credit risk associated with cash holdings.

Interest Rates and Inflation

In 2023, nearly all major global economies experienced an upsurge in inflation. In response to the escalating inflationary pressures, the Federal Reserve opted for an accelerated increase in interest rates throughout the year to curb uncontrolled inflation. This rapid ascent in interest rates introduced a pervasive uncertainty about economic activities, presenting a challenging landscape for financial markets.

As a recently established broker-dealer, the Company experienced limited repercussion from the escalating interest rates in 2023. However, the continuing volatility in financial markets introduces the potential for a future investor pullback. Investors may face challenges in making strategic decisions during these turbulent times. As a result, the Company could be susceptible to a potential negative impact, contingent upon highly uncertain developments that presently elude precise prediction.

11. Commitments and Contingencies

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2023, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

12. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2023, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2023, financial statements.

13. Going Concern

The Company is a newly established broker dealer and is therefore in the initial stages of its operations. As such, the Company has incurred startup costs, but it is actively working towards achieving profitability. Management closely monitors cash flows, financial performance, and strategic initiatives to ensure the company's viability. While there are inherent uncertainties in any new venture, management believes that based on current plans and expectations, the company will be able to meet its obligations and continue its operations. However, there can be no assurance, and the company's ability to persist as a going concern relies on factors such as the successful execution of business strategies, realization of positive cash flows in the near future and obtaining additional funding from the Parent, if required.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the period ended December 31, 2023

Nortlov Securities, LLC
Schedule 1 - Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the period ended December 31, 2023

Computation of Net Capital

Member's Equity	$	51,240
Non-Allowable Assets		(12,025)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	39,215

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	626
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	34,215

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	5,010
Percentage of Aggregate Indebtedness to Net Capital		12.78%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2023 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 13, 2024.

Nortlov Securities, LLC
Schedule II - Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the period ended December 31, 2023

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $39,215 which was $34,215 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 10.50%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 12.78% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to (k)(2)(ii) and footnote 74 of SEC Release 34-70073.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

Nortlov Securities, LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

For the period May 4, 2023 (FINRA approval) through December 31, 2023

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Nortlov Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption, in which (1) Nortlov Securities, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Nortlov Securities, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Nortlov Securities, LLC stated that Nortlov Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where ethe funds are payable to the issuer or its agent and not to the Company, and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nortlov Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nortlov Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

February 7, 2024



NORTLOV
SECURITIES

Nortlov Securities, LLC

<u>Exemption Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
For the period May 4, 2023 (FINRA approval) through December 31, 2023

Re: 17 C.F.R. § 240.15c3-3(k)

Nortlov Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

    3. The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

    (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and

    (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nortlov Securities, LLC

I, Joquinn Sadler, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

JJ Sadler
____
CEO